______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For February 14, 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

1. Pressrelease dated February 14, 2002: Song Networks Holding AB Announces Fourth Quarter and Fiscal Year 2001 Results

Song Networks Holding AB Announces Fourth Quarter and Fiscal Year 2001 Results

Song Networks Revenues in the Fourth Quarter 2001 were up 72% compared to the Fourth Quarter 2000. For Fiscal Year 2001, the Company's Revenues increased 107% compared to the Fiscal Year 2000. The Fourth Quarter Revenues 2001 decreased 1% compared to the Third Quarter 2001 due to a Conscious Decision of the Company to move out of Non-Core, Low Margin Business. The Company added 1,183 Directly Connected Sites during the Quarter for a total of 10,498. At the end of the Quarter the Number of Corporate Customers was 20,728, 5,605 of which were Directly Connected. Planned Network Build-Out was completed more than a Year ahead of Schedule. The Company continued to make Strong Progress in its Core Business - Direct Revenues and Data. Direct Revenues increased to 46% of Total Revenues in the Fourth Quarter compared with 42% in the Third Quarter. Revenues from Data and Internet increased to 35% of Total Revenues in the Fourth Quarter compared with 32% the Previous Quarter. Fiber Revenue increased 29% during the Quarter, and DSL Revenue increased 12% from the Third Quarter to the Fourth Quarter.

Stockholm, Sweden - February 14, 2002 - Song Networks Holding AB ("Song Networks"), formerly Tele1 Europe Holding AB (Stockholm Stock Exchange: SONW, NASDAQ: SONW), the leading pan-Nordic competitive provider of broadband communications services, today reported fourth quarter financial and operating results. Commenting on the results, Ivar Strömberg, Chief Executive Officer, said: "The Company delivered solid improvements and growth in its core business despite difficult market conditions.  Quarter-on-quarter growth in revenues from directly connected customers reached 9%. The ramp-up of gross margin is in line with our previously communicated plans and consistent with the ramp-up curve needed to bring the company to EBITDA break-even. The effect of the SG&A reduction program was according to plan. Adjusted for cost reductions achieved during the fourth quarter, and some incremental cost savings going forward, we believe that the quarterly run-rate for SG&A in the first half of 2002 will be around SEK 310 million (USD 30 million). The Company is strongly committed to keeping its overall cost base under tight control. An important milestone was reached when all material parts of the network build-out were completed at the end of the year.  The Company is now fully focused on selling to on-net customers, and on further reducing the Company's exposure to lower margin non-core revenues."

Financial Highlights:

  Fourth quarter revenues totalled SEK 621 million (USD 59 million). This is a 72% increase over the same quarter last year. Full year 2001 revenues totalled SEK 2,168 million (USD 207 million), representing a 107% increase compared to the previous year. Fourth quarter revenues decreased 1% compared to the third quarter due to divestments as a result of sharpening focus on the core activities and a conscious decision of the Company to move out of low margin business.

  Revenues from continuing operations were SEK 568 million (USD 54 million) in the quarter, up 7% from SEK 529 million (USD 51 million) in the third quarter.

  Direct revenues totalled SEK 284 million (USD 27 million) in the quarter, up 9% from SEK 261 million (USD 25 million) in the third quarter and represented 46% of total revenues in the fourth quarter, compared with 42% in the previous quarter.

  Revenues from data and internet services totalled SEK 220 million (USD 21 million) or 35% of total revenue in the fourth quarter, compared to 32% third quarter.

  Fiber revenue increased with 29% and DSL revenue with 12% from the third quarter to the fourth quarter.

  Gross margin increased to 36.1% for the fourth quarter compared with 34.1% in the previous quarter.

  Adjusted sales, general and administration (SG&A) costs were in line with internal plans of SEK 330-335 million (USD 32 million) when we exclude the effect of provisions for bad debts related largely to certain special situations provisions pertaining to carrriers with severe financial difficulties in 2001.

  Adjusted EBITDA margin, excluding non-recurring restructuring charges improved to -20 % in the fourth quarter, compared with -22% in the third quarter. The adjusted EBITDA is negatively impacted by the above mentioned bad debts of SEK 19 million (USD 2 million), if the Company were to exclude the special situations provisions the adjusted EBITDA margin would have been -17%.

  On December 31, 2001 the Company had approximately SEK 1,747 million (USD 167 million) in cash and cash equivalents. This includes restricted cash of SEK 247 millions (USD 24 million) and an unused secured bank facility of SEK 300 million (USD 29 million).

  The Finnish subsidiary continued to deliver positive adjusted EBITDA during the quarter.

Operational Highlights:

  After adding 244 fiber sites during the quarter, the Company had 1,208 fiber sites connected to its fiber network throughout Sweden, Norway, Finland and Denmark.

  Directly connected customers increased by 301 to 5,605 and directly connected sites increased by 1,183 to 10,498 during the fourth quarter. The number of sites connected through DSL increased by 607 to 4,355 during the fourth quarter.

  The Company ended the quarter with 2,546 km of local access fiber and 12,706 km back-bone fiber (including the Euroring of 2,501 km).

  The Company increased the number of active IP/VPN sites to approximately 1,600 versus 1,300 previous quarter.

  Song Networks and ICL Invia signed a strategic partnership agreement for network services. In the short term this agreement is expected to generate SEK 49 million (USD 5 million).

  Song Networks AB and Telia International Carrier AB reached an IRU agreement whereby Telia International Carrier will hire fiber capacity from Song Networks for 15 years. The order is worth approximately SEK 65 million (USD 6 million).

  In order to sharpen its focus on core activities, Song Networks reached an agreement with Spinbox AB, whereby Spinbox will take over responsibility for the Swedish subsidiary Song Networks AB's mobile activities. Operations in Norway have been streamlined through the sale of the Company's PBX activities and its consulting activities in Stavanger. Song Networks is also co-ordinating and centralising activities in Sweden. A number of central positions will move from local offices to the Swedish head office. The Swedish subsidiary Wineasy AB's activities will also be integrated into Song Networks.

  Ari-Jussi Knaapila was appointed Chief Operational Officer (COO) for Song Networks Holding AB in December. He takes charge of the Nordic Group's operations and reports directly to the CEO.

  Peter Lövgren was appointed MD for the Swedish subsidiary, Song Networks AB, in November. Mr Lövgren's recent professional experience includes being Managing Director of Iterium.net and deputy Managing Director for Microsoft AB.

  The Company secured a bank facility with Svenska Handelsbanken with an initial commitment limit and draw-down potential of SEK 300 million (USD 29 million). The facility is secured by the Company's receivables.

Subsequent Events:

  In January 2002, Song Networks acquired the Euroring for SEK 12 million (USD 1 million) from the bankruptcy estate of Enitel (Norway). The Euroring is a 2,501 km fiber network ring in Europe.

Financial and operational summary:
	Q1 2001	Q2 2001	Q3 2001	Q4 2001	FULL YEAR 2000	FULL YEAR 2001
Net revenues (MSEK)	417.3	502.7	626.9	621.0	1,047.8	2,167.8
Growth in net revenues, %, sequential quarters	15%	20%	25%	-1%	351%	107%
Gross Margin, %	35.6%	30.7%	34.1%	36.1%	36.2%	34.2%
SG&A, %, adjusted	-62%	-62%	-56%	-56%	-69%	-59%
EBITDA adjusted (MSEK)	-109.6	-159.3[7]	-135.7[8]	-126.0[9]	-348.5	-530.7[10]
EBITDA[11] adjusted, %	-26%	-32%[7]	-22%[8]	-20%[9]	-33%	-24%[10]
Net loss per share	-1.83	-3.10	-3.42	-2.93	-5.79	-11.31
Weighted average number of shares outstanding (000')	157 483	158 775	165 607	165 885	147 198	161 858
Revenue mix - direct - wholesale - indirect and other	39% 37% 24%	44% 34% 22%	42% 33% 25%	46% 29% 25%	N/A	43% 33% 24%

Local Access Fiber IRU or Own Fiber/ Fiber Ready Duct (route km) -incl. Intra-city network, km -incl. Business concentration area fiber, km	1,761 948 813	2,056 1,150 906	2,456 1,361 1,095	2,546 1,426 1,120	1,704 944 760	2,546 1,426 1,120
No. of buildings connected by fiber	1,668	2,253	2,788	3,021	1,165	3,021
Backbone Network (route km)	7,307	7,975	10,014	12,706	6,652	12,706[13]
DSL co-locations (POPs)	260	280	310	316	232	316
Corporate customers (number) -incl. On-Net, directly connected customers -incl. On-Line, dedicated hosting customers	13,873 3,087 130	19,726 5,054 139	20,505 5,304 142	20,728 5,605 148	12,980 2,458 126	20,728 5,605 148
No. of directly connected sites -fiber -DSL -leased lines -radio	5,179 673 2,157 2,248 101	8,747 815 3,275 4,548 109	9,315 964 3,748 4,475 128	10,498 1,208 4,355 4,806 129	3,736 451 1,885 1,353 47	10,498 1,208 4,355 4,806 129
Employees, at the end of the period	1,082	1,333	1,176	1,076	971	1,076

Results of Operations:

Song Networks revenues in fourth quarter 2001 were up 72% compared to fourth quarter 2000. For fiscal year 2001, the Company's revenues increased 107% compared to fiscal year 2000. Fourth quarter revenues 2001 decreased 1% compared to third quarter 2001 due to the Company's conscious decision to move out of non-core, low margin business.

In order to correctly analyse the revenues from continuing operations and the growth rate for the Company, four specific factors effecting the revenue development during the period have to be highlighted and subtracted. The total effect amounts to a reduction of revenues of SEK 98 million (USD 9 million) in the third quarter and SEK 53 million (USD 5 million) fourth quarter. The factors are outlined below:

  Partial loss of a Danish reseller which was acquired by TDC mid/end September (wholesale revenue). Revenues were approximately SEK 15 million (USD 1 million) per quarter.

  Swedish mobile revenue is going through Spinbox from 1 October (indirect revenue). Revenues were approximately SEK 14 million (USD 1 million) per quarter.

  Divestment of consulting and PBX activities in Norway effective 1 October (indirect revenue). Revenues were approximately SEK 6 million (USD 1 million) per quarter.

  Partial phase out of Swedish reseller as planned due to price increases effective mid December (wholesale revenue). Revenues were approximately SEK 63 million (USD 6 million) per quarter.

While the impact of these four factors is reduced revenues, it is important to underline that they are all a result of the Company's strategic decision to focus on core, high margin activities.

Adjusted revenues from continuing operations are thus in the third quarter SEK 529 million (USD 50 million) and in the fourth quarter SEK 568 million (USD 54 million). This represents a quarter-on-quarter increase of 7%.

Direct revenues represented 46% of total revenues in the fourth quarter, compared with 42% in the third quarter. Wholesale (including carriers and resellers) accounted for 29% of total revenues whereas indirect and other revenue made up the remaining 25%.

Restated on the basis of continuing business, direct revenues in the fourth quarter are 50% of total revenues, wholesale is 22% of total revenues and indirect and other revenues are 28% of total revenues.

Data and internet revenues increased from 32% of total revenues in the third quarter to 35% in the fourth quarter, or SEK 202 million (USD 19 million) in the third quarter versus SEK 220 million (USD 21 million) in the fourth quarter. The 32% figure in the third quarter has been revised, due to reclassification of revenues of SEK 34 million (USD 3 million) from voice to leasing capacity to corporate customers (included in data and internet services) from Song Communications Oy (former Telia Finland).

Restated on the basis of continuing business, data and internet revenues in the fourth quarter is 39% of total revenues.

Revenues split by country show that Sweden accounted for 38% of total revenues in the fourth quarter, with Finland representing 29%, Norway 19% and Denmark the remaining 14%.

Gross margin for the fourth quarter was 36.1% compared to 34.1% in the third quarter 2001. This improvement during the quarter was primarily due to an increased focus on core activities resulting in improved revenue mix and network efficiencies.

Adjusted SG&A costs were SEK 350 million (USD 33 million) in the fourth quarter, equalling the SEK 350 million (USD 33 million) in the third quarter. As a percentage of revenues, adjusted SG&A was -56%. The adjusted SG&A costs during the period were negatively impacted by higher than expected bad debts of SEK 19 million (USD 2 million) but in line with internal plans of SEK 330-335 million (USD 32 million) if we exclude the effect of provisions for bad debts related to largely to certain special-situation provisions pertaining to carriers with severe financial difficulties in 2001.

Non-recurring restructuring charges, in the fourth quarter, includes items effecting comparability of SEK 56 million (USD 5 million) in allowance for restructuring charges. These charges are the result of lay-offs during the quarter and revision of provisions for excessive office space made in the third quarter. The charges include severance provisions of SEK 27 million (USD 3 million) and SEK 29 million (USD 3 million) in provisions for excessive office space as a result of an external expert report conducted during the quarter.

Adjusted EBITDA margin, excluding non-recurring restructuring charges improved to -20 % in the fourth quarter, compared with -22% in the third quarter. The adjusted EBITDA is negatively effected by provisions for bad debts of SEK 19 million (USD 2 million), which means that excluding the special situation provisions the adjusted EBITDA margin would have been -17%.

During the quarter the Company has gone from a hedged to an unhedged position on its outstanding long-term loans denominated in USD and EUR. The termination of the forward contracts has from the time of termination, on the 22nd of October 2001, resulted in an unrealized non-cash foreign exchange gain of SEK 78 million (USD 7 million) as of the 31st of December 2001. This is recorded as Other income/expenses. Prior to the time of unwinding the contracts in October, the currency movements have resulted in cash in-or-outflows when these contracts were rolled forward (which occurred approximately every six months).

Financial net for the fourth quarter of 2001 was SEK -149 million (USD -14 million) compared to SEK -117 million (USD -11 million) in the third quarter of 2001.

The Company's net loss in the fourth quarter was SEK -486 million (USD -46 million) compared to SEK -566 million (USD -54 million) in the third quarter of 2001.

Capital expenditures during the fourth quarter totalled SEK 596 million (USD 57 million) versus SEK 752 million (USD 72 million) in the third quarter of 2001. The expenditures were primarily due to the build-out of local fiber access, DSL and backbone network. Historical cost for PP&E (power, plant and equipment) amounted to SEK 6 534 million (USD 625 million), and carrying value of PP&E totalled SEK 5 625 million (USD 538 million). According to plan and as stated in the third quarter report, the Company's network was completed in all material parts at the end of 2001. All future capital expenditures will be customer/ order implementation driven. In accordance with US GAAP the Company has performed an impairment analysis to determine whether the carrying value of non-current assets have been impaired. The analysis, comparing the value with undiscounted future cash flows, has indicated no need for an impairment charge.

Song Networks ended the fourth quarter with a total of SEK 1,747 million (USD 167 million) in cash and cash equivalents (including investments in bonds, other securities and restricted cash, including unused credit facility). Restricted cash includes cash required to be used for operational purposes and SEK 165 million (USD 16 million) held in escrow for interest payments on outstanding basis, the rest is attributable to cash restricted for operational purposes. In November, the Company put in place a bank facility with Svenska Handelsbanken, with an initial commitment limit and draw-down potential of SEK 300 million (USD 29 million). The facility is secured by account receivables.

Song Networks ended the fourth quarter with 1,076 employees, down from 1,176 at the end of the third quarter of 2001.

Business Development:

Song Networks continued to make strong progress in its core activities - direct revenues and data - during the fourth quarter. On December 31, 2001, the Company had 20,728 corporate customers, of which 5,605 customers were directly connected to the Company's network through a total of 10,498 sites. This represents an increase of 301 directly connected customers and 1,183 sites over the third quarter of 2001. The number of fiber sites increased by 244 during the fourth quarter for a total of 1,208. On December 31, 2001, 4,355 sites were connected through DSL (an increase of 607 in the fourth quarter and 473 in third quarter) whereas 4,806 sites were connected through leased lines.

During the fourth quarter, the Company continued to successfully connect customers to its IP/VPN services. At year-end the service had been rolled out to approximately 1,600 active sites versus 1,300 third quarter.

In October, Song Networks Oy and ICL Invia signed a strategic partnership agreement for network services. Song Networks will run ICL Invia's Nordic backbone and access network beginning in the autumn of 2002. In the near term this contract is expected to initially generate SEK 49 million (USD 5 million) in annual revenues for Song Networks and is expected to grow substantially over time. ICL Invia's data transfer service, which is one of the end-to-end solutions supplied to their clients, will be moved onto the Song Networks' network. In addition, Song Networks will run ICL Invia's Nordic backbone between the Nordic capitals as well as its local access network in each country.

In November, the Finnish subsidiary of Song Networks signed a three-year agreement with the Central Organisation of Finnish Trade Unions (SAK) and 16 of its member unions to provide communication services. The estimated value of the contract after the first implementation phase exceeds SEK 9 million (USD 1 million) per year. Song Networks will provide almost 100 regional offices and departments with IP/VPN ports and internet access throughout Finland during 2002. Song Networks will also provide SAK with Dial IP/VPN, firewall and hosting services.

In December, Song Networks AB and Telia International Carrier AB reached an IRU agreement whereby Telia International Carrier will rent fiber capacity from Song Networks for 15 years. The order is worth approximately SEK 65 million (USD 6 million) in total. Telia International Carrier will gain access to the recently launched underwater cable between Norrtälje and Åbo that runs via Mariehamn on the island of Åland. Telia International Carrier also has access to part of Song Networks' Finnish national network that connects with Helsinki. In addition, Song Networks will supply Telia International Carrier with location services, including power and cooling at Song Networks plants situated on the fiber network. Supplies will begin at the end of January 2002.

During the fourth quarter Song Networks completed the build-out of the network in all material parts. On December 31, 2001, Song Networks had completed the installation of 2,546 km of local access fiber or fiber ready duct. A total of 95 business areas (pockets) were completed in its four countries of operation. Song Networks' backbone fiber totalled 12,706 km, including 2,501 km from the Euroring. This represents an increase of 2,692 km over the third quarter 2001. Song Networks had 316 active DSL co-locations in the four Nordic countries. This corresponds substantially to plan as expressed in previous reports.

In a move aimed at sharpening its focus on core activities, Song Networks reached an agreement with Spinbox AB, whereby Spinbox will take responsibility for Song Networks AB's mobile telephony activities. The agreement with Spinbox means that Song Networks will "lend" its customer pool to Spinbox for the duration of the agreement. Spinbox will invoice customers, keep all revenues and pay all costs. Song Networks will receive a commission per subscriber and a percentage of the invoiced amount. Operations in Norway have been streamlined through the sale of the Company's PBX activities and consulting activities in Stavanger. The consulting activities in Stavanger were sold to Contive Management for SEK 3.5 million (USD 335 thousand). The activities were acquired when Song Networks acquired ElTele Rogeland and are not part of Song Networks' core activities. The sale of the PBX activities in Norway to ID Connect enables Song Networks to provide customers with first class telephony solutions.

Song Networks also announced that it is co-ordinating and centralising activities in Sweden. The Company is taking further measures to make its business more effective in Sweden. The measures include exploiting the synergy potential arising from the acquisition of Sonera's Swedish business earlier this year. Furthermore, a number of positions will be centralised at the Swedish head office. Activities of Wineasy will be integrated into the Swedish operations. Local offices will still run the activities close to the customers, such as sales and field services. In total, this covers around 150 positions at the Swedish subsidiaries.

In December, Ari-Jussi Knaapila was appointed Chief Operational Officer (COO) for Song Networks Holding AB taking charge of the Nordic Group's operations and reporting directly to the CEO. Knaapila has been MD of Song Networks' Finnish subsidiary since it was set up in 1999, as well as Vice President for Products and Services for the Group since the beginning of 2001. Olli Nuuttila, the Deputy Managing Director of Song Networks Oy, is now heading the Finnish operations.

In November, Peter Lövgren was appointed MD for Song Networks' Swedish subsidiary. Mr Lövgren's recent professional experience includes being Managing Director of Iterium.net and deputy Managing Director for Microsoft AB.

An Extraordinary General Meeting of Song Networks was held on November 15, 2001. The EGM approved the Board's proposal to raise a subordinated loan with a nominal amount of SEK 400,000 (USD 38,251) by issuing debentures with a maximum of 4,000,000 detachable warrants to subscribe for new shares in Song Networks Holding AB. The offer was aimed at employees and senior executives of the Song Networks Holding Group. The debentures with a nominal value of SEK 10 each were connected with 100 warrants issued at a rate of SEK 75, with an addition of SEK 10 for the promissory note. Each warrant carries the right to subscribe for one new share in the Company. The warrants can be exercised up to and including November 22, 2004 at an exercise price of SEK 13 per share. In total 3 425 000 warrants were subscribed for. The EGM also authorised the Board to, on one or more occasions, during the period up until the next Annual General Meeting, determine whether to issue up to a maximum of 10,000,000 shares to be used in connection with possible acquisitions of companies or businesses or in kind to suppliers in relation to supply agreements, where payment is made by delivery of shares in the Company or by an issue in kind or off-set issue.

Financing:

Song Networks ended the fourth quarter with a total of SEK 1,747 million (USD 167 million) in cash and cash equivalents (including investments in bonds, other securities and restricted cash, including unused credit facility). Restricted cash includes cash required to be used for operational purposes and SEK 165 million (USD 16 million) held in escrow for interest payments on outstanding basis, the rest is attributable to cash restricted for operational purposes. In November, the Company put in place a bank facility with Svenska Handelsbanken, with an initial commitment limit and draw-down potential of SEK 300 million (USD 29 million). The facility is secured by account receivables.

The Company has decided at this point in time to keep an unhedged position on its outstanding long-term loans denominated in USD and EUR as the costs of the long-term hedging and the possible volatile cash implications of rolling short term forward contracts during volatile financial markets could be substantial. Any future losses or gains from currency movements between the Euro or Dollar against the Swedish Krona will be recorded in the profit and loss statement as unrealized foreign exchange gains and losses, under Other income/expenses.

Subsequent Events:

In January, Song Networks won a bid for Enitel's fiber network ring in Europe, the Euroring, from the bankruptcy estate of Enitel, for SEK 12 million (USD 1 million). Through acquiring this network, Song Networks will be able to link its Nordic fibre network, with the UK, the Netherlands and Germany, enabling the Company to have a proprietary North-European fiber network with almost unlimited capacity. Song Networks will take over a network with a current capacity of 20 Gbps that can be increased to 160 Gbps using existing equipment. The agreement covers twin fiber purchased over 15 years as IRU, linked to Song Networks' Nordic network in Stavanger via the oil rigs in the North Sea and to the UK, the Netherlands, Germany and then back to Song Networks' Nordic network in Copenhagen.

Forward looking statements:

The Company has delivered solid improvements and growth in its core business despite difficult market conditions in 2001. The underlying growth in the continuing operations was 7% in the fourth quarter 2001. The Board firmly believes in the Company's business model and expects that the growth will continue to be strong in 2002 and considers the outlook to be very positive for 2002 and beyond.

The ramp-up of gross margin is in line with our previously communicated plans and consistent with the ramp-up curve needed to bring the Company to EBITDA break-even. From third quarter 2001, the adjusted EBITDA has improved each quarter, and this improvement is expected to continue in 2002. The somewhat lower revenue forecasts for first half of 2002, partly but not fully offset by the further improvements in the gross margin, means that adjusted EBITDA break-even on a consolidated basis is likely to be pushed out by one quarter, to the third quarter compared with earlier expectations, of second quarter 2002.

Adjusted for cost reductions achieved during the fourth quarter, and some incremental cost savings going forward, the Company believes that the quarterly run-rate for SG&A in the first half of 2002 will be around SEK 310 million (USD 30 million) per quarter. The Company is fully committed to keeping the overall cost base under tight control and will continue to scrutinise every possibility to further reduce the Company's cost position going forward.

An important milestone was reached when all material parts of the network build-out were completed at the end of the year, and the capital expenditure is now expected to be around SEK 500 million (USD 48 million) annually.

The Company had SEK 1.747 million (USD 167 million) in cash and cash equivalents (including investments in bonds, other securities and restricted cash, including unused credit facility) at year end 2001.

The Company is entering 2002 with a somewhat lower run-rate of revenues from continuing operations due to divestments, phase out of non-core revenue streams and the general macroeconomic slow-down. While this slower top-line revenue growth in 2002 will be partly offset by higher gross margin, the Company expects to have a limited funding gap within 18 months.

In order to address this funding gap the Board is considering a number of different options, including the issuance of equity. In order to have a readiness and to be able to respond to favourable market conditions, the Board will make preparations for a new share issue during 2002 or in the beginning of 2003. The Board is confident that such an issue can be placed, within this time frame.

The Company expects to be cash flow positive towards the middle of 2004.

Notwithstanding this, Song Networks' ability to generate positive EBITDA and cash flows is subject to numerous risks and uncertainties, some of which are beyond the Company's control.

Company disclosure:

An English translation of the Company's 2001 Annual Report will be available at the end of March from Song Networks' office at Svärdvägen 19, Box 501, 182 15 Danderyd, Sweden. The Annual Report and quarterly results are also available on our website: www.songnetworks.net.

Please note that the Annual General Meeting (AGM) has been changed and will be held at 2.00 pm on April 17, 2002 at the City Conference Center, Norra Latin, Stockholm, address Drottninggatan 17B.

Song Networks Holding AB's first quarter, 2002 financial and operating results for the period ending March 31, 2002, will be released on May 14, 2002.

Song Networks will hold a telephone conference call at 3.30 CET, February 14, to present fourth quarter and full year results, 2001, and answer questions. Ivar Strömberg (CEO) and Liia Nõu (CFO) will host the conference. Dial in number: UK + 44 (0)20 8240 8240, US + 1 800 491 3423 (toll free).

Quote: Song Networks

Instant replay will be available from February 14, directly after the conference call is finished, until February 19, 4.00 pm CET. To listen, please dial UK: +44 (0)20 8288 4459, access code:

646972, US: +1800 625 5288 (toll free) access code: 147 56 80

You will also find the conference call at our website www.songnetworks.net where livecasting and a power point presentation will be available during the oral presentation.

Stockholm, February 14, 2001

On behalf of the Board of Directors of Song Networks Holding AB

Ivar Strömberg, CEO

Song Networks Holding AB in summary:

Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The Company provides holistic solutions for data, internet, hosting and voice to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has constructed local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network, is one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,100 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

The information and statements contained in this release that are not historical facts are forward-looking statements, which involve predictions by Song Networks' management. Song Networks can give no assurance that the future results expressed or implied by such statements will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing Song Networks. Such risks include, but are not limited to: changes in business conditions; changes in the telecommunications industry and general economy; competition; changes in service offerings; and risks associated with Song Networks' limited operating history, entry into developing markets, managing rapid growth, and acquisitions and strategic investments; international operations; dependence on effective information and billing systems; future capital needs; and risks of regulatory developments; any of which could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements.

For further discussion of these and additional risks associated with the business operations of the Song Networks Group, please refer to the registration statement on form F-1 filed by Song Networks Holding AB, together with the exhibits thereto, reports and other information filed at the Public Reference Section of the U.S. Securities and Exchange Commission at 450 Fifth Street, N.W., Washington D.C. 20549; 233 Broadway, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60661.

Consolidated Income Statements

	Three months ended 31 December			Twelve months ended 31 December
	2000 SEK ' 000	2001 SEK ' 000	2001 USD ' 000	2000 SEK ' 000	2001 SEK ' 000	2001 USD ' 000

Operating revenue	361 805	621 032	59 389	1 047 861	2 167 808	207 305
Cost of Services sold	-225 070	-396 801	-37 946	-668 384	-1 426 705	-136 434
Gross Profit	136 735	224 231	21 443	379 477	741 103	70 871
Gross Margin	37.79%	36.11%	36.19%	36.21%	34.19%	34.19%
Operating expenses
Selling	-64 095	-127 367	-12 180	-197 520	-389 840	-37 280
General and administrative	-189 325	-222 133	-21 242	-521 488	-898 420	-85 915
Depreciation and amortization	-93 814	-213 533	-20 420	-239 054	-661 187	-63 229
Items affecting comparability	-	-56 223	-5 377	-	-214 594	-20 521
Total operating expenses	-347 234	-619 256	-59 219	-958 062	-2 164 041	-206 945
Other income/expenses, net	4 356	44 726	4 277	-36 025	53 374	5 104
Operating Loss	-214 855	-350 299	-33 499	-614 610	-1 369 564	-130 970
Financial net[16]	-49 953	-149 215	-14 269	-197 866	-469 223	-44 871
Loss before income taxes	-264 808	-499 514	-47 768	-812 476	-1 838 787	-175 841
Income tax benefit/expenses	2 916	13 921	1 331	4 568	10 051	961
Loss before cumulative effect of accounting change	-261 892	-485 593	-46 437	-807 908	-1 828 736	-174 880
Cumulative effect of accounting change	-	-	-	-	-2 397	-229
Net loss	-261 892	-485 593	-46 437	-807 908	-1 831 133	175 109

Net loss per share	-1.67	-2.93	-0.28	-5.79	-11.31	-1.08
Weighted average number of shares outstanding	157032114	165885177	165885177	139642274	161857919	161857919

EBITDA, incl. Other income/ expenses, net	-121 041	-136 766	-13 079	-375 556	-658 176	-62 941

Capital expenditures, net	1 209 016	595 978	56 993	2 291 724	2 697 810	257 988
Acquisitions of Businesses	18 243	3 099	296	998 464	752 233	71 935

Consolidated Balance Sheets
	31 December	31 December	31 December
	2000 SEK ' 000	2001 SEK ' 000	2001 USD ' 000

ASSETS
Current assets
Cash	1 083 336	416 424	39 822
Restricted current assets	530 371	247 145	23 634
Other current assets	2 730 832	2 165 288	207 064
Total current assets	4 344 539	2 828 857	270 520
Investments	55 570	77 718	7 432
Restricted non-current assets	141 838	-	-
Property and equipment, net	2 955 886	5 624 736	537 887
Goodwill, net	1 087 128	1 393 783	133 286
TOTAL ASSETS	8 584 961	9 925 094	949 125

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities	1 298 313	1 959 859	187 419
Long-term debt, net	3 512 969	5 399 313	516 330
Other provisions	-	258 757	24 745
Shareholder's equity (deficit)
Share capital	7 861	8 294	793
Additional paid-in capital	4 968 746	5 129 136	490 493
Other comprehensive income (loss)	86 014	289 810	27 714
Accumulated deficit	-1 288 942	-3 120 075	-298 369
Total Shareholder's equity (deficit)	3 773 679	2 307 165	220 631
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	8 584 961	9 925 094	949 125

Consolidated Cash Flow Statements
	12 months ended 31 December			3 months ended 31 December
	2000	2001	2001	2000	2001	2001
	SEK ' 000	SEK ' 000	USD ' 000	SEK ' 000	SEK ' 000	USD ' 000
Cash Flow from operating activities:
Net loss	-807 908	-1 831 133	-175 109	-261 892	-485 593	-46 437
Adjustments for:
Unrealized foreign exchange gains/losses	36 025	1 490	142	8 700	-66 785	-6 387
Depreciation and amortization	239 054	711 388	68 029	93 814	213 533	20 420
Other non-cash items	11 842	69 534	6 649	10 497	42 126	4 028
Changes in non-cash working capital	-853 646	678 744	64 909	-678 220	401 829	38 426
Net cash used in operating activities	-1 374 633	-369 977	-35 380	-827 101	105 110	10 050

Cash Flow from investing activities:
Additions to networks and equipment, net	-1 662 661	-2 899 254	-277 252	-589 849	-865 740	-82 789
Acquisitions of subsidiaries and associated entities, including additional acquisition consideration	-812 923	-613 797	-58 697	-55 905	-21 042	-2 012
Purchase of equity interest	-55 570	-	-	-3 769	-	-
Change in restricted and other assets, net	-275 715	1 340 725	128 212	2 204 267	486 621	46 535
Net cash used in investing activities	-2 806 869	-2 172 326	-207 737	1 554 744	-400 161	-38 266

Cash Flow from financing activities:
Share capital, net of issue costs	4 512 533	17 302	1 655	-48 128	1 009	97
Increase/decrease in long-term borrowings, net	-157 817	1 522 484	145 593	3 883	-1 121	-107
Other financial activities	183 094	347 001	33 183	137 081	-121 270	-11 597
Net cash used in financing activities	4 537 810	1 886 787	180 431	92 836	-121 382	-11 607

Translation adjustment	-	-	-	-41 134	-	-
Effect of exchange rate changes on cash	-621	-11 396	-1 090	-3 371	-29 865	-2 856

Net increase (decrease) in cash	355 687	-666 912	-63 776	775 974	-446 298	-42 679
Cash, beginning of period	727 649	1 083 336	103 598	307 362	862 722	82 501
CASH, END OF PERIOD	1 083 336	416 424	39 822	1 083 336	416 424	39 822

Total Cash including Investments and Other Securities

	31 December 2000 (SEK '000)	31 December 2001 (SEK '000)	31 December 2001 (USD '000)
Cash	1 083 336	416 424	39 822
Investments, current (included in Other current assets)	1 819 723	783 241	74 900
Restricted cash, current	530 371	247 145	23 634
Restricted cash, non-current	141 838	-	-
Total	3 575 268	1 446 810	138 357
Unused secured bank facility	-	300 000	28 689
Total	3 575 268	1 746 810	167 046

Corporate information

Principal Executive Office:

Song Networks Holding AB

Box 501

SE-182 15 Danderyd

Sweden

Visiting address:

Svärdvägen 19

Tel: +46 8 56 31 00 00

Fax: +46 8 56 31 01 01

Web Site: www.songnetworks.net

Enquiries:

Ivar Strömberg, CEO

Tel. +46 8 56 31 00 01

E-mail: ivar.stromberg@songnetworks.net

Liia Nõu, CFO

Tel. + 46 8 56 31 02 33

E-mail: liia.nou@songnetworks.net

Jenny Moquist, IR

Tel. + 46 8 56 31 02 19

E-mail: jenny.moquist@songnetworks.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2002

By: Ivar Martin Strömberg

Name: Ivar Martin Strömberg

Title: President and Chief Executive Officer

Date: February 14, 2002

By: Lars Windfeldt

 Name: Lars Windfeldt

Title: Chairman of the Board of Directors